

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Xiaozhong Wu
Chairman and Chief Executive Officer
Mega World Food Holding Company
Room C1D, 6/F, Wing Hing Industrial Building
14 Hing Yip Street
Kwun Tong, Kowloon
Hong Kong

> Re: **Mega World Food Holding Company**
>   **Registration Statement on Form S-1**
>   **Filed December 8, 2010**
>   **File No. 333-171046**

Dear Mr. Wu:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. If a comment includes more than one point, ensure that your letter of response and amendment adequately address all points.

3.   Much of your disclosure is incomplete, inconsistent, or requires updating because it is not current or applicable. Make comprehensive revisions to ensure that your disclosure is complete, consistent, current, and accurate. The following are a few examples noted in the course of our review, but the list is not intended to be exhaustive:

- Provide on the cover page of the Form S-1 the name, address including zip code, and telephone number of your agent for service in the United States;
- Provide on the cover page of the Form S-1 the I.R.S. Employer Identification Number "Applied For" once it is received;
- You state at page 5 and elsewhere that you "sell" certain products and at page 26 that you "compete" with certain listed competitors, despite disclosing at page 5 that you have generated no revenues;
- You refer at page 5 to Lin'an Fengye as "the primary supplier of the products we sell" despite the prior bullet point of this comment and the "exclusive distributor" term set forth in Article 2.1 of the distribution agreement you filed as exhibit 10.1, which also suggests that the supplier "manufactures" the products it sells;
- The disclosure under "Share Issuances" at page 18 appears inconsistent with disclosure which appears at pages F-12 and 40, so please provide clarification regarding the components and the totals in each case;
- The tabular disclosure at page 23 does not appear correct insofar as you suggest that "2 persons" comprise the referenced group and disclosure elsewhere suggests that neither Mr. Di nor Ms. Su serve as directors or officers;
- Rather than providing a materially complete discussion of the referenced terms, you suggest at page 24 under "Description of Securities" that the disclosure is "qualified in our entirety" (sic);
- You refer without further explanation to your "China branch" at page 29 under "Income & Operation Taxes";
- Under "Certain Relationships" at page 31, you refer to an issuance of common "stocks" to founder "for consulting expenses paid by cash," without providing further explanation; and
- Under "Other Expenses of Issuance and Distribution," you indicate that you will pay all costs and expenses of the offering, but you list a total which is in excess of the company's working capital and which also exceeds the company's total assets.

Prospectus Cover Page

4.   Please revise to disclose at the top of the prospectus cover page in a prominent manner, either by typeface or font size, the number and type of securities to be offered pursuant to the registration statement.

5.   Please revise to remove your suggestion that becoming quoted on the OTCBB constitutes a "qualification." In this regard, we note your statement at page 20 that the OTCBB has no listing standards.

Summary Information and Risk Factors, page 5

Organization, page 5

6.   Please confirm that your address in the U.S. is 1995 Bearing Blvd, Sparks, NV 89434, as disclosed throughout your prospectus, or revise. In that regard, we are not able to locate such an address. In addition, describe to us this location and your basis for referring to it as your U.S. address.

Risk Factors, page 8

7.   Eliminate from the Risk Factors section text which mitigates the risk you present, including for example statements that your operations "are in material compliance with all applicable legal and regulatory requirements" (page 11) and clauses which begin "although." Instead, state the risk plainly and directly.

8.   Ensure that your captions and text concisely identify the precise risk. For example, revise the caption for the second risk factor and the ensuing text to make clear that your auditor has included the substantial doubt language in its report.

9.   It appears inappropriate to reference an oral agreement (page 9) regarding a written contract in the absence of written contractual assurances in that regard. Please summarize in an appropriate place all material terms of the written material agreements and revise references to oral provisions as appropriate. In the alternative, explain why you believe that continued references to oral assurances, outside the Risk Factors section, would be appropriate.

10.   Revise to make clear that the safe harbor referenced at page 15 also does not apply to issuers of penny stock, such as the company.

Directors, Executive Officers, Promoters, and Control persons, page 21

11.   We note your statements that Mr. Wu and Ms. He have served in their respective roles since inception in June 2010. Please revise to clarify whether you are referring to the inception of the registrant or Mega World Food Limited (HK).

Expense, page 28

12.   We note that consulting fees have constituted the vast majority of your expenses since inception. Please revise to disclose in greater detail the material aspects of your consulting expenses, including the nature and extent of services performed. In addition, disclose in an appropriate location that material terms of your consulting agreement with Mr. Di, which is filed as Exhibit 10.2.

Liquidity and Capital Resources, page 30

13.   We note your disclosure at page 6 that you estimate that this offering will cost approximately $100,000 to conduct. Please explain the sources of funds that you intend to use to meet this obligation, in light of the fact that this exceeds your total assets. We note also that this amount is inconsistent with the disclosure under "Other Expenses" which is the subject of comment 3 of this letter.

Executive Compensation, page 34

14.   We note that under the consulting agreement filed as Exhibit 10.2, Mr. Di provides the company with services related to, among other things, management, strategic planning, corporate organization and structure, and sales. If he essentially is acting as an executive officer for purposes of Item 402(m) of Regulation S-K, make corresponding revisions, and provide the required compensation disclosure under Item 402.

Financial Statements, page F-1

Note B – Significant Accounting Policies, page F-7

Cash and Cash Equivalents, page F-8

10.   We note your disclosure in which you state your cash and cash equivalents balance as of September 30, 2010 was $59,112. However, your cash and cash equivalents account balance per your balance sheet on page F-2 was $50,750 as of September 30, 2010. Please reconcile this account balance difference.

Note E – Acquisition of Mega World Food Limited (HK), page F-13

11.   We note upon your formation you issued 14,972,120 shares of common stock to Mr. Xiaozhong Wu for the 100% ownership of Mega World Food (HK) and have reported this transaction as a business combination accounted at fair value under the acquisition method.

        Based on the timing and terms of the transaction, as described in your filing, it appears that this transaction would be considered a combination between entities under common control. If so, please revise your financial statements and footnotes as may be necessary to comply with the guidance of FASB ASC 805-50-25-2 and 805-50-45. If not, please explain to us, in reasonable detail, your basis for concluding that this transaction represents a business combination to be accounted at fair value under the acquisition method.

12.   Within your disclosure you indicate that you recognized an asset titled, "Organization Cost" on September 14, 2010. However, based on disclosure elsewhere in your filing and the treatment of these costs in your statement of operations, it appears that this item is more in the nature of a reimbursement of costs incurred by others, and not an asset. Revise the presentation and discussion of organization costs under this note to be consistent with the disclosure and accounting treatment of these costs elsewhere in your filing.

Note G – Income Taxes, page F-15

13.   We note your disclosure in which you state that you have not reflected any benefit from the net operating loss carryforward in the financial statements. Please disclose the amount and expiration date of this operating loss and tax credit carryforward as required by FASB ASC 740-10-50-3.

14.   Within your income tax rate reconciliation, you present a line item titled, "Change in federal tax rate apportionment." Please explain to us the nature of this reconciling line item.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jenifer Gallagher at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 with questions regarding comments on the financial statements and related matters. You may contact John Lucas at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Michael Williams, Esq.
        (813) 832-5284